[LETTERHEAD OF SUTHERLAND ASBILL & BRENNAN LLP]
HARRY S. PANGAS
DIRECT LINE: 202.383.0805
E-mail: harry.pangas@sutherland.com
December 3, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Main Street Capital Corporation — Registration Statement on Form N-2 (File No. 333-155806)
Dear Sir or Madam:
     On behalf of Main Street Capital Corporation (the “Company”), we transmitted for filing under the Securities Act of 1933 (the “Securities Act”) the Company’s registration statement on Form N-2 (File No. 333-155806) (the “Registration Statement”) and a filing fee in the amount of $11,790 on December 1, 2008 for the registration of up to $300,000,000 of shares of common stock of the Company. The Registration Statement relates to the shelf offering of shares of the Company’s common stock under Rule 415 of the Securities Act.
     The Company respectfully requests that the staff of the Securities and Exchange Commission afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s registration statement on Form N-2 (File No. 333-142879) that was declared effective by the Securities and Exchange Commission on October 4, 2007 (the “Old Registration Statement”), except that the Old Registration Statement was filed in connection with the Company’s initial public offering while the Registration Statement is being filed in connection with the “shelf” registration of shares of common stock by the Company. In addition, the Registration Statement contains updated financial statements and related narrative disclosure and certain other information.
     Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me at (202) 383-0805.

Sincerely,
/s/ Harry S. Pangas
Harry S. Pangas